Exhibit 99.1

Yiren Digital Reports Third Quarter 2024 Financial Results

BEIJING – November 20, 2024 – Yiren Digital Ltd. (NYSE: YRD) (“Yiren Digital” or the “Company”), an AI-powered platform providing a comprehensive suite of financial and lifestyle services in China, today announced its unaudited financial results for the quarter ended September 30, 2024.

Third Quarter 2024 Operational Highlights

Financial Services Business

•	Total loans facilitated in the third quarter of 2024 reached RMB13.4 billion (US$1.9 billion), representing an increase of 3.5% from RMB12.9 billion in the second quarter of 2024 and compared to RMB9.8 billion in the same period of 2023.

•	Cumulative number of borrowers served reached 11,611,899 as of September 30, 2024, representing an increase of 7.4% from 10,807,497 as of June 30, 2024, and compared to 8,595,780 as of September 30, 2023.

•	Number of borrowers served in the third quarter of 2024 was 1,498,020, representing an increase of 0.4% from 1,491,756 in the second quarter of 2024 and compared to 1,204,012 in the same period of 2023. As our efforts to upgrade the customer mix reach a milestone success, we are now shifting our focus to increasing the repeat rate of existing high-quality borrowers.

•	Outstanding balance of performing loans facilitated reached RMB22.8 billion (US$3.2 billion) as of September 30, 2024, representing an increase of 4.3% from RMB21.8 billion as of June 30, 2024 and compared to RMB15.1 billion as of September 30, 2023.

Insurance Brokerage Business

•	Cumulative number of insurance clients served reached 1,470,738 as of September 30, 2024, representing an increase of 4.3% from 1,410,158 as of June 30, 2024, and compared to 1,256,762 as of September 30, 2023.

•	Number of insurance clients served in the third quarter of 2024 was 82,291, representing a decrease of 7.3% from 88,766 in the second quarter of 2024, and compared to 123,693 in the same period of 2023. The decrease was due to the decline in new sales of our insurance products amid regulatory changes.

•	Gross written premiums in the third quarter of 2024 were RMB1,351.3 million (US$192.6 million), representing an increase of 27.4% from RMB1,060.9 million in the second quarter of 2024 and compared to RMB1,428.5 million in the same period of 2023. The quarterly increase was attributed to the gradual recovery of our life insurance business following product changes made in response to new regulations, along with the continued rise in renewed life insurance premiums.

Consumption and Lifestyle Business

•	Total gross merchandise volume generated through our e-commerce platform and “Yiren Select” channel reached RMB507.6 million (US$72.3 million) in the third quarter of 2024, representing a decrease of 8.5% from RMB554.6 million in the second quarter of 2024, and compared to RMB563.2 million in the same period of 2023. The decrease was mainly due to the already high penetration of our products and services within the existing customer pool, along with our strategic scale-back of product offerings as we shift our focus to upgrading customer segmentation.

"I’m pleased to report a stable and healthy quarter with concrete business development and strategic exploration, driven by our ‘quality over quantity’ strategy, which underscores our consistent focus on sustainable, high-quality growth." said Mr. Ning Tang, Chairman and Chief Executive Officer.

"Our financial services business has improved asset quality through strong risk management and borrower optimization. We’ve also made progress in exploring new online business models for our insurance division. As a tech-powered platform, Yiren Digital prioritizes the use of technology and digital capabilities to enhance our business model. Furthermore, our AI investments are driving operational efficiency and enhancing the customer experience. These efforts lay the foundation for higher-quality growth and long-term value for our stakeholders."

"In the third quarter of this year, our total revenue reached RMB 1.5 billion, up 13% year-over-year." Mr. Yuning Feng, Chief Financial Officer commented. "On the balance sheet side, as we continued to make strategic long-term investments this quarter, cash and cash equivalents decreased compared to the end of the previous quarter, bringing the total to RMB3.7 billion. Despite this, our cash position remains strong and competitive within the industry. Meanwhile, we are continuing share buybacks and executing cash dividends to enhance returns for our shareholders."

Third Quarter 2024 Financial Results

Total net revenue in the third quarter of 2024 was RMB1,479.1 million (US$210.8 million), representing an increase of 12.8% from RMB1,310.8 million in the third quarter of 2023. Particularly, in the third quarter of 2024, revenue from financial services business was RMB836.2 million (US$119.2 million), representing an increase of 25.2% from RMB668.0 million in the same period of 2023.The increase was attributed to the persistent and growing demand for our small revolving loan products. Revenue from insurance brokerage business was RMB85.5 million (US$12.2 million), representing a decrease of 67.7% from RMB264.6 million in the third quarter of 2023. The decrease was primarily driven by a decline in life insurance sales, resulting from product modifications mandated by new regulations, along with an industry-wide reduction in commission fee rates due to the implementation of more stringent regulatory standards on rates and terms. Revenue from consumption and lifestyle business and others was RMB557.4 million (US$79.4 million), representing an increase of 47.4% from RMB378.2 million in the third quarter of 2023. The annual increase was primarily attributed to the continuous growth of the service and product penetration in the expanding base of paying customers. As the penetration rate reached a substantial level in the third quarter of 2024, the growth rate is expected to moderate.

Sales and marketing expenses in the third quarter of 2024 were RMB335.6 million (US$47.8 million), compared to RMB195.7 million in the same period of 2023. The increase was primarily driven by the swift growth of our financial services segment and enhanced marketing endeavors aimed at attracting new, high-caliber customers while optimizing our customer composition.

Origination, servicing and other operating costs in the third quarter of 2024 were RMB205.9million (US$29.3 million), compared to RMB245.4 million in the same period of 2023. The decrease was mainly due to the decline in insurance brokerage services.

Research and development expenses in the third quarter of 2024 were RMB150.8 million (US$21.5 million), compared to RMB39.0 million in the same period of 2023. The increase was mainly attributed to our ongoing investment in AI upgrades and technological innovations.

General and administrative expenses in the third quarter of 2024 were RMB80.1 million (US$11.4 million), compared to RMB53.5 million in the same period of 2023. The increase was primarily due to increasing incentive bonus and employee benefits.

Allowance for contract assets, receivables and others in the third quarter of 2024 was RMB94.9 million (US$13.5 million), compared to RMB72.7 million in the same period of 2023. The increase reflects the growing volume of loans facilitated on our platform and the stringent risk estimates in response to the evolving external credit environment.

Provision for contingent liabilities in the third quarter of 2024 was RMB272.4 million (US$38.8 million), compared to RMB11.1 million in the same period of 2023. The increase was mainly attributed to a higher volume of loans facilitated under our risk-taking model[1].

Income tax expense in the third quarter of 2024 was RMB44.7 million (US$6.4 million).

Net income in the third quarter of 2024 was RMB355.4 million (US$50.7 million), as compared to RMB554.4 million in the same period in 2023. The decrease was primarily due to the growing loan volume facilitated under our risk-taking model, resulting in substantial upfront provisions required by the current accounting principles.

[1] The risk-taking model refers to the framework in which the company assumes the credit risk for the loans facilitated on our platform.

Adjusted EBITDA[2] (non-GAAP) in the third quarter of 2024 was RMB393.9 million (US$56.1 million), compared to RMB692.7 million in the same period of 2023.

Basic and diluted income per ADS in the third quarter of 2024 were RMB4.1 (US$0.6) and RMB4.0 (US$0.6) respectively, compared to a basic income per ADS of RMB6.3 and a diluted income per ADS of RMB6.2 in the same period of 2023.

Net cash generated from operating activities in the third quarter of 2024 was RMB50.4 million (US$7.2 million), compared to RMB645.4 million in the same period of 2023.

Net cash used in investing activities in the third quarter of 2024 was RMB1,859.6 million (US$265.0 million), compared to RMB393.9 million in the same period of 2023.

Net cash used in financing activities in the third quarter of 2024 was RMB22.2 million (US$3.2 million), compared to RMB502.6 million in the same period of 2023.

The changes in cash flows reflect strategic decisions aimed at driving the company's growth and long-term development. This includes a cash infusion to support broader collaborations with institutional business partners in our financial services division as our loan balance reaches a considerable size, which is reflected in the decline in net cash generated from operating activities. Changes in net cash used in investing and financing activities were driven by investments in potential acquisitions and business expansion, as well as ongoing share repurchases to enhance shareholder value.

As of September 30, 2024, cash and cash equivalents were RMB3,705.9 million (US$528.1 million), compared to RMB5,496.9 million as of June 30, 2024. The decline is due to our long-term investments in business expansion and potential acquisitions, which are still in the early stages and have not been finalized. As of September 30, 2024, the balance of held-to-maturity investments was RMB5.1 million (US$0.7 million), remained unchanged from June 30, 2024. As of September 30, 2024, the balance of available-for-sale investments was RMB321.6 million (US$45.8 million), compared to RMB329.8 million as of June 30, 2024. As of September 30, 2024, the balance of trading securities was RMB63.3 million (US$9.0 million), compared to RMB83.9 million as of June 30, 2024.

[2] "Adjusted EBITDA" is a non-GAAP financial measure. For more information on this non-GAAP financial measure, please see the section of "Operating Highlights and Reconciliations of GAAP to Non-GAAP Measures" and the table captioned "Reconciliations of Adjusted EBITDA" set forth at the end of this press release.

Delinquency rates[3]. As of September 30, 2024, the delinquency rates for loans that are past due for 1-30 days, 31-60 days and 61-90 days were 1.8%, 1.2% and 1.2%, respectively, compared to 1.9%, 1.4% and 1.5%, respectively, as of June 30, 2024.

Dividend Policy

Under the Company’s semi-annual dividend policy, the Company distributed cash dividends in October 2024, representing a payout ratio of 14% of earnings for the first half of 2024.

Update on Share Repurchase

In the third quarter of 2024, the Company allocated US$3.0 million to repurchase shares in the public market. As of September 30, 2024, the Company had in aggregate purchased approximately 5.0 million ADSs in the open market for a total amount of approximately US$16.5 million (exclusive of commissions) under the 2022 share repurchase program.

Business Outlook

Based on the Company's preliminary assessment of business and market conditions, the Company projects the total revenue in the fourth quarter of 2024 to be between RMB1.3 billion to RMB1.5 billion, with a healthy net profit margin.

This is the Company's current and preliminary view, which is subject to changes and uncertainties.

Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses several non-GAAP financial measures, such as adjusted EBITDA and adjusted EBITDA margin as supplemental measures to review and assess operating performance. We believe these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The non-GAAP financial measures have limitations as analytical tools. Other companies, including peer companies in the industry, may calculate these non-GAAP measures differently, which may reduce their usefulness as a comparative measure. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. See "Operating Highlights and Reconciliation of GAAP to Non-GAAP measures" at the end of this press release.

[3] Delinquency rates" refers to the outstanding principal balance of loans that were 1-30 days, 31-60 days and 61-90 days past due as a percentage of the total performing outstanding principal balance of loans as of a specific date. Loans originating outside mainland China are not included in the calculation. We define a performing loan as one that is being repaid according to the agreed terms and has not become delinquent for more than 90 days.

Currency Conversion

This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.0176 to US$1.00, the effective noon buying rate on September 30, 2024, as set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call

Yiren Digital's management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on November 20, 2024 (or 8:00 p.m. Beijing/Hong Kong Time on November 20, 2024).

Participants who wish to join the call should register online in advance of the conference at: https://dpregister.com/sreg/10194517/fdfac17402

Once registration is completed, participants will receive the dial-in details for the conference call.

Additionally, a live and archived webcast of the conference call will be available at: https://event.choruscall.com/mediaframe/webcast.html?webcastid=MvArF4tV

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yiren Digital's control. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yiren Digital's ability to attract and retain borrowers and investors on its marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, PRC regulations and policies relating to the peer-to-peer lending service industry in China, general economic conditions in China, and Yiren Digital's ability to meet the standards necessary to maintain the listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in Yiren Digital's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Yiren Digital does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Yiren Digital

Yiren Digital Ltd. is an advanced, AI-powered platform providing a comprehensive suite of financial and lifestyle services in China. Our mission is to elevate customers' financial well-being and enhance their quality of life by delivering digital financial services, tailor-made insurance solutions, and premium lifestyle services. We support clients at various growth stages, addressing financing needs arising from consumption and production activities, while aiming to augment the overall well-being and security of individuals, families, and businesses.

Unaudited Condensed Consolidated Statements of Operations
(in thousands, except for share, per share and per ADS data, and percentages)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2023	June 30, 2024	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net revenue:
Loan facilitation services	586,883	695,532	600,899	85,627	1,518,401	1,972,726	281,111
Post-origination services	984	1,290	1,421	203	12,573	4,483	639
Insurance brokerage services	264,611	91,526	85,530	12,188	865,664	301,982	43,032
Financing services	9,937	19,574	31,448	4,481	47,410	61,688	8,790
Electronic commerce services	350,635	523,641	546,366	77,856	881,218	1,572,943	224,143
Guarantee services	30,173	68,934	136,746	19,486	42,275	222,533	31,711
Others	67,551	96,039	76,678	10,927	253,782	217,353	30,972
Total net revenue	1,310,774	1,496,536	1,479,088	210,768	3,621,323	4,353,708	620,398
Operating costs and expenses:
Sales and marketing	195,714	285,101	335,647	47,829	450,873	897,971	127,960
Origination,servicing and other operating costs	245,360	246,542	205,913	29,342	791,472	685,725	97,715
Research and development	38,981	55,812	150,840	21,495	101,168	247,173	35,222
General and administrative	53,519	68,670	80,097	11,413	180,623	232,441	33,123
Allowance for contract assets, receivables and others	72,652	123,285	94,913	13,525	160,923	320,532	45,675
Provision for contingent liabilities	11,104	278,925	272,406	38,818	28,578	618,589	88,148
Total operating costs and expenses	617,330	1,058,335	1,139,816	162,422	1,713,637	3,002,431	427,843
Other income/(expenses):
Interest income, net	25,815	24,668	21,877	3,117	50,869	74,258	10,582
Fair value adjustments related to Consolidated ABFE	(8,104)	38,706	36,423	5,190	(36,777)	90,597	12,910
Others, net	5,177	(11)	2,535	362	11,496	3,201	456
Total other income/(expenses)	22,888	63,363	60,835	8,669	25,588	168,056	23,948
Income before provision for income taxes	716,332	501,564	400,107	57,015	1,933,274	1,519,333	216,503
Income tax expense	161,917	92,036	44,665	6,365	424,345	268,480	38,258
Net income	554,415	409,528	355,442	50,650	1,508,929	1,250,853	178,245

Weighted average number of ordinary shares outstanding, basic	176,866,653	172,831,722	175,018,644	175,018,644	177,189,206	173,557,082	173,557,082
Basic income per share	3.1346	2.3695	2.0309	0.2894	8.5159	7.2072	1.0270
Basic income per ADS	6.2692	4.7390	4.0618	0.5788	17.0318	14.4144	2.0540

Weighted average number of ordinary shares outstanding, diluted	178,366,565	174,711,554	176,035,324	176,035,324	179,220,434	175,457,062	175,457,062
Diluted income per share	3.1083	2.3440	2.0192	0.2877	8.4194	7.1291	1.0159
Diluted income per ADS	6.2166	4.6880	4.0384	0.5754	16.8388	14.2582	2.0318

Unaudited Condensed Consolidated Cash Flow Data
Net cash generated from operating activities	645,416	368,908	50,393	7,181	1,753,781	1,051,044	149,773
Net cash (used in)/provided by investing activities	(393,919)	(536,883)	(1,859,587)	(264,989)	360,376	(3,080,167)	(438,920)
Net cash used in financing activities	(502,636)	(125,884)	(22,227)	(3,167)	(901,587)	(162,885)	(23,211)
Effect of foreign exchange rate changes	2,395	(896)	(6,252)	(891)	2,543	(5,808)	(828)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(248,744)	(294,755)	(1,837,673)	(261,866)	1,215,113	(2,197,816)	(313,186)
Cash, cash equivalents and restricted cash, beginning of period	5,824,552	5,993,216	5,698,461	812,024	4,360,695	6,058,604	863,344
Cash, cash equivalents and restricted cash, end of period	5,575,808	5,698,461	3,860,788	550,158	5,575,808	3,860,788	550,158

Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	As of
	December 31, 2023	June 30, 2024	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	USD
Cash and cash equivalents	5,791,333	5,496,932	3,705,866	528,082
Restricted cash	267,271	201,529	154,922	22,076
Trading securities	76,053	83,889	63,276	9,017
Accounts receivable	499,027	654,698	668,757	95,297
Guarantee receivable	2,890	260,759	391,547	55,795
Contract assets, net	978,051	962,482	916,543	130,606
Contract cost	32	206	279	40
Prepaid expenses and other assets	423,621	1,662,654	2,291,397	326,521
Loans at fair value	677,835	473,311	414,803	59,109
Financing receivables	116,164	30,501	28,672	4,086
Amounts due from related parties	820,181	1,509,651	3,338,868	475,785
Held-to-maturity investments	10,420	5,087	5,087	725
Available-for-sale investments	438,084	329,829	321,550	45,820
Equity investments	-	2,500	7,105	1,012
Property, equipment and software, net	79,158	77,970	80,224	11,432
Deferred tax assets	73,414	44,309	54,595	7,780
Right-of-use assets	23,382	19,462	14,454	2,060
Total assets	10,276,916	11,815,769	12,457,945	1,775,243
Accounts payable	30,902	43,710	42,712	6,085
Amounts due to related parties	14,414	2,485	96,498	13,751
Guarantee liabilities-stand ready	8,802	278,656	449,759	64,090
Guarantee liabilities-contingent	28,351	336,190	512,004	72,960
Deferred revenue	54,044	38,843	18,348	2,615
Payable to investors at fair value	445,762	350,000	350,000	49,875
Accrued expenses and other liabilities	1,463,369	1,727,182	1,672,111	238,274
Deferred tax liabilities	122,075	55,520	16,434	2,342
Lease liabilities	23,648	19,280	15,226	2,170
Total liabilities	2,191,367	2,851,866	3,173,092	452,162
Ordinary shares	130	130	132	19
Additional paid-in capital	5,171,232	5,175,653	5,198,271	740,748
Treasury stock	(94,851)	(139,380)	(160,534)	(22,876)
Accumulated other comprehensive income	23,669	47,798	21,226	3,024
Retained earnings	2,985,369	3,879,702	4,225,758	602,166
Total equity	8,085,549	8,963,903	9,284,853	1,323,081
Total liabilities and equity	10,276,916	11,815,769	12,457,945	1,775,243

Operating Highlights and Reconciliation of GAAP to Non-GAAP Measures
(in thousands, except for number of borrowers, number of insurance clients, cumulative number of insurance clients and percentages)

	For the Three Months Ended				For the Nine Months Ended
	September 30, 2023	June 30, 2024	September 30, 2024	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2024
	RMB	RMB	RMB	USD	RMB	RMB	USD
Operating Highlights
Amount of loans facilitated	9,814,359	12,936,017	13,392,676	1,908,441	24,390,773	38,239,060	5,449,022
Number of borrowers	1,204,012	1,491,756	1,498,020	1,498,020	2,128,924	3,365,960	3,365,960
Remaining principal of performing loans	15,090,800	21,827,634	22,768,555	3,244,493	15,090,800	22,768,555	3,244,493
Cumulative number of insurance clients	1,256,762	1,410,158	1,470,738	1,470,738	1,256,762	1,470,738	1,470,738
Number of insurance clients	123,693	88,766	82,291	82,291	293,254	226,191	226,191
Gross written premiums	1,428,484	1,060,885	1,351,311	192,560	3,684,325	3,324,627	473,756
First year premium	914,839	577,387	511,377	72,871	2,644,082	1,602,905	228,412
Renewal premium	513,645	483,498	839,934	119,689	1,040,243	1,721,722	245,344
Gross merchandise volume	563,224	554,574	507,585	72,330	1,267,611	1,687,280	240,435

Segment Information
Financial services business:
Revenue	667,966	851,031	836,193	119,157	1,733,813	2,425,341	345,608
Sales and marketing expenses	146,369	253,103	307,459	43,812	311,751	812,484	115,778
Origination, servicing and other operating costs	59,300	113,234	119,706	17,058	145,870	318,727	45,418
Allowance for contract assets, receivables and others	77,135	124,765	93,248	13,288	163,111	319,140	45,477
Provision for contingent liabilities	11,104	278,925	272,406	38,818	28,578	618,589	88,148

Insurance brokerage business:
Revenue	264,611	91,526	85,530	12,188	865,664	301,982	43,032
Sales and marketing expenses	3,175	4,263	3,545	505	9,309	11,373	1,621
Origination, servicing and other operating costs	176,182	122,358	78,466	11,181	599,650	337,707	48,123
Allowance for contract assets, receivables and others	(3,981)	(1,502)	(414)	(59)	(355)	(904)	(129)

Consumption & lifestyle business and others:
Revenue	378,197	553,979	557,365	79,423	1,021,846	1,626,385	231,758
Sales and marketing expenses	46,170	27,735	24,643	3,512	129,813	74,114	10,561
Origination, servicing and other operating costs	9,878	10,950	7,741	1,103	45,952	29,291	4,174
Allowance for contract assets, receivables and others	(313)	(11)	1,666	237	(1,545)	1,664	237

Reconciliation of Adjusted EBITDA
Net income	554,415	409,528	355,442	50,650	1,508,929	1,250,853	178,245
Interest income, net	(25,815)	(24,668)	(21,877)	(3,117)	(50,869)	(74,258)	(10,582)
Income tax expense	161,917	92,036	44,665	6,365	424,345	268,480	38,258
Depreciation and amortization	1,664	2,026	2,401	342	5,310	6,319	901
Share-based compensation	513	2,136	13,235	1,886	5,923	16,578	2,362
Adjusted EBITDA	692,694	481,058	393,866	56,126	1,893,638	1,467,972	209,184
Adjusted EBITDA margin	52.8%	32.1%	26.6%	26.6%	52.3%	33.7%	33.7%

	Delinquency Rates
	1-30 days	31-60 days	61-90 days
December 31, 2019	2.1%	1.2%	0.9%
December 31, 2020	1.3%	0.7%	0.6%
December 31, 2021	2.0%	1.5%	1.2%
December 31, 2022	1.7%	1.2%	1.1%
December 31, 2023	2.0%	1.4%	1.2%
March 31, 2024	2.1%	1.6%	1.4%
June 30, 2024	1.9%	1.4%	1.5%
September 30, 2024	1.8%	1.2%	1.2%

	30+ Days Delinquency Rates By Vintage*
Loan Issued Period	Month on Book
	2	4	6	8	10	12	14	16	18	20	22	24
2019Q1	0.0%	0.5%	1.6%	2.3%	3.3%	4.4%	5.9%	6.1%	6.4%	6.9%	6.9%	6.9%
2019Q2	0.3%	1.4%	2.8%	5.0%	7.8%	8.9%	9.5%	10.0%	10.3%	10.7%	10.9%	11.2%
2019Q3	0.3%	2.0%	5.1%	7.6%	9.1%	10.4%	11.3%	12.4%	13.3%	14.1%	14.7%	15.2%
2019Q4	0.7%	3.0%	4.4%	5.7%	6.6%	7.3%	8.1%	8.5%	9.0%	9.4%	9.7%	10.3%
2020Q1	0.8%	2.0%	3.4%	4.5%	5.4%	5.9%	6.5%	6.8%	7.1%	7.5%	8.1%	8.5%
2020Q2	0.6%	2.0%	3.3%	4.5%	5.3%	6.0%	6.4%	6.9%	7.4%	8.0%	8.6%	8.8%
2020Q3	1.3%	2.8%	4.3%	5.4%	6.3%	6.9%	7.5%	8.2%	8.9%	9.3%	9.5%	9.5%
2020Q4	0.3%	1.4%	2.4%	3.4%	4.3%	5.4%	6.4%	7.3%	7.7%	8.0%	8.2%	8.3%
2021Q1	0.5%	1.8%	3.0%	4.2%	5.3%	6.3%	7.1%	7.3%	7.5%	7.7%	7.8%	7.9%
2021Q2	0.5%	2.1%	3.8%	5.5%	6.8%	7.5%	7.7%	7.9%	8.1%	8.3%	8.2%	8.2%
2021Q3	0.6%	2.5%	4.2%	5.4%	6.1%	6.5%	6.7%	6.9%	6.9%	6.9%	6.9%	6.8%
2021Q4	0.8%	2.7%	4.1%	4.9%	5.4%	5.8%	5.8%	5.8%	5.7%	5.6%	5.6%	5.5%
2022Q1	0.7%	2.1%	3.2%	4.0%	4.6%	4.8%	4.7%	4.6%	4.6%	4.5%	4.5%	4.4%
2022Q2	0.5%	1.8%	2.9%	3.8%	4.3%	4.5%	4.4%	4.3%	4.3%	4.2%	4.2%	4.1%
2022Q3	0.6%	2.2%	3.5%	4.3%	4.8%	5.0%	5.0%	4.9%	4.9%	4.8%	4.7%	4.7%
2022Q4	0.7%	2.5%	3.9%	4.9%	5.6%	5.9%	5.8%	5.8%	5.7%	5.6%	5.5%
2023Q1	0.6%	2.4%	4.0%	5.2%	5.9%	6.2%	6.1%	6.0%	5.9%	5.5%
2023Q2	0.7%	3.0%	4.9%	6.3%	7.0%	7.3%	7.2%	6.9%
2023Q3	0.9%	3.7%	5.8%	7.1%	7.9%	8.1%	7.8%
2023Q4	0.8%	3.6%	5.8%	7.0%	7.6%
2024Q1	0.7%	3.2%	5.0%	6.4%
2024Q2	0.6%	2.7%
2024Q3	0.6%

*The 30+ days delinquency rate by vintage refers to the outstanding principal balance of loans facilitated over a specified period that are more than 30 days past due, as a percentage of the total loans facilitated during that same period. Loans originating outside mainland China are excluded from the calculation.